                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Rule 13d-101)


                            LNR PROPERTY CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                                    501940100
                                 (CUSIP Number)

                            DAVID W. BERNSTEIN, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JULY 28, 2002
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 501940100                13D                         Page 2 of 7 Pages
--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


             MFA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS


             NOT APPLICABLE
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION


             DELAWARE
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
    NUMBER OF
      SHARES      --------------------------------------------------------------
                  8.   SHARED VOTING POWER
   BENEFICIALLY
                       8,188,830
     OWNED BY     --------------------------------------------------------------
                  9.   SOLE DISPOSITIVE POWER
       EACH
                  --------------------------------------------------------------
    REPORTING     10.  SHARED DISPOSITIVE POWER

   PERSON WITH         8,188,830
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,188,830
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             24.8%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------

CUSIP No. 501940100                13D                         Page 3 of 7 Pages
--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


             LMM FAMILY CORP.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS


             NOT APPLICABLE
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION


             DELAWARE
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
    NUMBER OF
      SHARES      --------------------------------------------------------------
                  8.   SHARED VOTING POWER
   BENEFICIALLY
                       8,188,830
     OWNED BY     --------------------------------------------------------------
                  9.   SOLE DISPOSITIVE POWER
       EACH
                  --------------------------------------------------------------
    REPORTING     10.  SHARED DISPOSITIVE POWER

   PERSON WITH         8,188,830
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,188,830
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             24.8%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------

CUSIP No. 501940100                13D                         Page 4 of 7 Pages
--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             MARITAL TRUST I CREATED UNDER AMENDED AND RESTATED REVOCABLE TRUST AGREEMENT DATED JUNE 8, 2001
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS


             NOT APPLICABLE
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION



--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
    NUMBER OF
      SHARES      --------------------------------------------------------------
                  8.   SHARED VOTING POWER
   BENEFICIALLY
                       8,188,830
     OWNED BY     --------------------------------------------------------------
                  9.   SOLE DISPOSITIVE POWER
       EACH
                  --------------------------------------------------------------
    REPORTING     10.  SHARED DISPOSITIVE POWER

   PERSON WITH         8,188,830
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,188,830
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             24.8%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

             OO
--------------------------------------------------------------------------------



                               Page 4 of 7 Pages

         This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 12, 1997 by MFA Limited Partnership.


ITEM 2. IDENTITY AND BACKGROUND.

         (a)-(c) The persons filing this Amendment are MFA Limited Partnership (the "Partnership"), a Delaware limited partnership, LMM Family Corp. (the "Corporation"), a Delaware corporation, which is the sole general partner of the Partnership, and Marital Trust I ("Marital Trust I") created under the Leonard Miller Amended and Restated Revocable Trust Agreement dated June 8, 2001 (the "Leonard Miller Revocable Trust Agreement"), which owns all of the outstanding voting stock of the Corporation. Stuart A. Miller is the trustee of Marital Trust I. The principal offices of the Partnership, the Corporation and Marital Trust I are located at 700 Northwest 107th Avenue, Miami, Florida, 33172.

         (d)-(e) None of the Partnership, the Corporation or Marital Trust I, nor any of the officers or directors of the Corporation or the Trustee of Marital Trust I, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to Federal or state securities laws or found any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         (a)-(b) The Partnership is the beneficial owner of 8,188,830 shares of Class B Common Stock of the Company, which may at any time be converted into common stock of the Company at the rate of one share of common stock for each share of Class B Common Stock that is converted. Prior to his death on July 28, 2002, Leonard Miller was the sole trustee of a revocable trust that was the sole stockholder of the Corporation. Upon Leonard Miller's death, ownership of the Corporation was transferred to Marital Trust I. As the sole general partner of the Partnership, the Corporation has the power to cause the Partnership to vote, or to dispose of, securities which it owns. As the sole holder of the voting stock of the Corporation, Marital Trust I indirectly has the power to cause the Partnership to vote, or to dispose of, securities which it owns. Therefore, for purposes of Section 13 under the Securities Exchange Act of 1934, as amended, each of the Partnership, the Corporation and Marital Trust I is the beneficial owner, with shared voting and dispositive power, with regard to a total of 8,188,830 shares of common stock of the Company. Giving effect to the conversion of all the 8,188,830 shares of Class B Common Stock into common stock, and based upon the information as to outstanding shares contained in the Company's Report on Form 10-Q for the period ended May 31, 2002, the shares of common stock of which each of the Partnership, the Corporation and Marital Trust I is the beneficial owner constitute 24.8% of the outstanding shares of common stock.

         Each share of Class B Common Stock entitles the holder to cast 10 votes, while each share of common stock entitles the holder to cast one vote. Therefore, the 8,188,830 shares of Class B Common Stock that the Partnership, the Corporation and Marital Trust I have the power to vote entitle them to cast a total of 81,888,300 votes, which is 66.72% of all the votes that may be cast at a meeting of the Company's stockholders.

         (c) During the past sixty days, none of the Partnership, the Corporation or Marital Trust I effected any transactions in the Company's common stock.

         (d) Susan Miller, the wife of Leonard Miller, is the income beneficiary, with limited rights to withdraw principal, of Marital Trust I and of Marital Trust II created under the Leonard Miller Revocable Trust Agreement, and is the settlor and income beneficiary of the Susan Miller Revocable Trust. Marital


                               Page 5 of 7 Pages

Trust II and the Susan Miller Revocable Trust each owns directly or indirectly limited partner interests in the Partnership.

         Stuart Miller, Leslie Saiontz (Stuart Miller's sister) and Jeffrey Miller (Stuart Miller's brother) and their living descendents are income beneficiaries, with in some instances limited rights with regard to principal, of trusts which own directly or indirectly limited partner interests in the Partnership.

         (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A - - Joint Filing Agreement dated August 7, 2002


                               Page 6 of 7 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2002



                                            MARITAL TRUST I UNDER LEONARD MILLER
                                            AMENDED AND RESTATED REVOCABLE TRUST
                                            AGREEMENT DATED JUNE 8, 2001


                                            By /s/ Stuart A. Miller
                                              ----------------------------------
                                               Stuart A. Miller, Trustee



                                            LMM FAMILY CORPORATION



                                            By /s/ Stuart A. Miller
                                              ----------------------------------
                                               Stuart A. Miller, President


                                            MFA LIMITED PARTNERSHIP
                                            By LMM FAMILY CORPORATION, General
                                               Partner


                                            By /s/ Stuart A. Miller
                                              ----------------------------------
                                               Stuart A. Miller, President


                               Page 7 of 7 Pages